Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATIONS, PREFERENCES, AND RIGHTS OF

SERIES F CONVERTIBLE PREFERRED STOCK

OF

INTELLECT NEUROSCIENCES, INC.

Intellect Neurosciences, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), does hereby certify:

FIRST:           This Certificate of Amendment amends the provisions of the Corporation’s Certificate of Designations, Preferences and Rights of Series F Convertible Preferred Stock, as amended on April 27, 2015 (the “Series F Certificate”).

SECOND:      The terms and provisions of this Certificate of Amendment have been duly adopted in accordance with Sections 228 and 242 of the DGCL.

THIRD:          Section 1 of the Series F Certificate (entitled "Definitions") shall be amended as follows:

A new subparagraph shall be inserted immediately following the subparagraph entitled “Liquidation” to read as follows:

“Liquidation Preference” means an amount equal to twice the Stated Value of each share of Series F Convertible Preferred Stock plus any accrued and unpaid dividends thereon.

THIRD:          Section 5 of the Series F Certificate (entitled "Liquidation") shall be amended as follows:

The first sentence of Section 5. shall be replaced in its entirety with the following:

Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation an amount equal to the Liquidation Preference, plus any other fees or liquidated damages then due and owing thereon under this Certificate of Designation, for each share of Series F Convertible Preferred Stock before any distribution or payment shall be made to the holders of any Junior Securities and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

FOURTH:       Section 6(b) of the Series F Certificate (entitled "Conversion Price") shall be amended to read as follows:

b)        Conversion Price. The conversion price for the Series F Convertible Preferred Stock shall equal $0.10, subject to adjustment herein (the “Conversion Price”).

FIFTH:            This Certificate of Amendment shall be effective as of June 30, 2015.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 29th day of June, 2015.

INTELLECT NEUROSCIENCES, INC.

By:	/s/ Elliot Maza
Elliot Maza
Chief Executive Officer